Ziegler, Ziegler & Associates LLP
                               Counselors at Law
                               570 Lexington Avenue
                                    44th Floor
                              New York, New York 10022
                                   (212) 319-7600
                               Telecopier (212) 319-7605



                                 August 10, 2005



VIA FACSIMILE AND FEDERAL EXPRESS
Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:        Micromem Technologies Inc.
                      Commission File No. 0-26005
                      Registration Statement on Form F-3
                      Registration No. 333-126132

Dear Sirs:

       On behalf of our client, Micromem Technologies Inc. ("Micromem" or the "Company"), set forth herein are responses to your letter dated July 27, 2005 relating to the Registration Statement on Form F-3 (the "Registration Statement") filed by the Company on June 27, 2005 (SEC File No. 333-126132). For ease of reference, the designated paragraphs in this letter correspond to the numbered paragraphs in your letter of July 27.

       Please note that we are submitting these responses prior to the filing of Pre-Effective Amendment to the Registration Statement. It is our intent to file such an Amendment after resolving the issues raised in your comment letter.

       1. The common shares included in the Registration Statement, together with the Series A Warrants and Series B Warrants pursuant to which certain of such common shares are issuable, were all offered and sold in private placements conducted pursuant to Regulation D under the Securities Act of 1933, as amended. In each such private placement the Company issued Units of securities. Each Unit consisted of one common share and one Series A Warrant, with each Series A Warrant being exercisable for one common share (the common shares underlying the Series A Warrants being referred to collectively as the "A Warrant Shares") and one Series B Warrant. Each Series B Warrant in turn is exercisable for one common share (the common shares underlying the Series B Warrants being referred to collectively as the "B Warrant Shares"). In our analysis all of these securities, including the warrants and the common shares underlying such warrants, were offered and sold in a single transaction which qualifies for exemption under Regulation D.

       The application of Regulation D to Micromem's private placements can be analyzed in terms of the component securities sold in such offerings. The securities comprising the Units, i.e., the initial common shares and the Series A Warrants, are clearly within the coverage of Regulation D. There is no issue as to whether these securities are "outstanding," since the offer and sale thereof was completed upon the closing of the placement and investors' rights therein were fully vested at closing. On the other hand, the securities underlying the Series A Warrants (i.e., the A Warrant Shares and Series B Warrants) are contingent insofar as the investors' rights therein vest only upon the exercise of the Series A Warrants. Nevertheless, both the A Warrant Shares and the Series B Warrants should be considered part of the Unit private placement and are therefore covered by the Regulation D exemption that applies thereto. As a general matter, where convertible securities are sold in a private placement, it follows that the securities underlying the convertible securities are considered to be sold pursuant to, and are eligible for exemption under, the terms of such placement. For example, if an offering of warrants is exempt under Regulation D, the issuance of equity upon exercise of such warrants is also within the scope of the exemption. It is of no import, for purposes of this analysis, that the holder of the convertible securities must decide to pay an additional exercise price in order to obtain rights to the underlying securities. We believe that in these circumstances, the rationale under the securities laws for exempting the underlying securities is the fact that the issuer has completed its selling activities once the convertible securities have been placed; thereafter the issuer is not engaged in offering or selling either the convertible securities or the underlying securities that were the subject of the offering, notwithstanding that investors must make an economic choice in deciding whether to receive the underlying shares.

       Thus in the case of Micromem's private placements, the Regulation D exemption applies not only to the initial common shares and the Series A Warrants, but also to the A Warrant Shares and the Series B Warrants. The A Warrant Shares are exempt because they represent common shares issuable upon exercise of Series A Warrants that were sold in exempt transactions. The Series B Warrants are exempt on the same basis. Although the Series B Warrants are convertible securities rather than common equity, this does not alter the analysis that they underlie the Series A Warrants and therefore constitute part of the same exempt transaction as the sale of such warrants.

       Finally, the same conclusion applies to the B Warrant Shares. From the standpoint of Regulation D, the B Warrant Shares should be analyzed no differently from the A Warrant Shares. Although both securities are contingent and vest only upon an investor's decision to exercise warrants and pay the applicable exercise price, they are both covered by the private placement exemption that applies to the warrants to which they relate. The existence of investor choice does not invalidate the Regulation D exemption as to the A Warrant Shares, and there is no reason this factor should exclude the B Warrant Shares from also being exempt. Since both the Series A Warrants and Series B Warrants are encompassed as part of a single transaction (as discussed above), the underlying A Warrant Shares and B Warrant Shares should equally be considered part of such transaction, and both should therefore fall within the same exemption.

       The only distinction between the A Warrant Shares and B Warrant Shares is that the former relate to Series A Warrants which are non-contingent, whereas the latter relate to Series B Warrants which can be exercised only if the Series A Warrants are first exercised. However this should not be a dispositive factor. As discussed above, both the A Warrant Shares and the Series B Warrants are exempt despite being contingent upon the exercise of the Series A Warrants. The fact that the B Warrant Shares are subject to a second contingency should have no bearing on a Regulation D analysis. It is clear that if the Series A Warrants are exercised, the Regulation D exemption also extends to the underlying securities including the Series B Warrants. At that point the Series B Warrants should have the same status that the Series A Warrants had prior to exercise, i.e., they are convertible securities issued in the same private placement, and thus the shares underlying the Series B Warrants should also be exempt. We are not aware of anything in Regulation D to support a conclusion that such underlying securities are covered only if the warrants are non-contingent. As noted above, the analysis should be focused on the issuer's activities. In the case of Micromem, the relevant private placements have been completed and the Company is no longer engaged (and will not be engaged) in offering or selling any of the securities included in these transactions. This is no less true of the B Warrant Shares than it is of the A Warrant Shares. In our view the technical differences between the Series A Warrants and Series B Warrants do not justify a result where the securities underlying former are included in the Regulation D exemption but the securities underlying the latter are not. The B Warrant Shares were part of the same offering and same financing as the other securities included in the Units, and with respect to all such securities Micromem has completed all offering activities.


       2. In our view, the fact pattern discussed in Interpretation 3S of the Manual of Publicly Available Telephone Interpretations is different and distinguishable from the circumstances relating to Micromem's offerings of its Series A Warrants, Series B Warrants and the underlying common shares. Based on the Interpretation, it appears that the issuer in that situation intended to continue selling some or all of the convertible securities to be registered. Thus the issue addressed in the Interpretation did not relate to the exercise of such convertible securities nor the existence of conditions precedent to such exercise; rather it appears that the Staff was concerned with the fact that investors were not yet bound to purchase and a set price had not been established. These concerns do not exist with respect to Micromem's offerings. As discussed in Item 1 above, the offer and sale of all securities included in the Units has been completed. Unlike the situation discussed in the Interpretation, Micromem will not be engaged in offering any securities, negotiating prices, or otherwise conducting any selling activities after the filing of the registration statement.

       In addition, your comment letter raises concerns that the Series B Warrants have not yet been purchased in the sense that investors' rights in the Series B Warrants will vest only if the Series A Warrants are exercised. However, the same is true of the A Warrant Shares, and there does not appear to be any issue that the A Warrant Shares are registrable, nor any question that Rule 152 applies to the resale of the A Warrant Shares. We are not aware of any basis under Rule 152 for distinguishing between the resale of shares (such as the B Warrant Shares) that underlie warrants which are subject to a contingency, as opposed to shares (such as the A Warrant Shares) that underlie non-contingent warrants. Both cases appear to fall within the Rule as they both involve securities initially issued in a transaction not involving a public offering, and subsequently registered for resale.

       3. Below is the text of the revised disclosure that the Company proposes to include in the prospectus as a risk factor discussing deficiencies in its internal accounting controls and the measures taken to address the same. The existing risk factor ("Our auditors have identified significant deficiencies in our internal accounting controls") will remain unchanged through the end of clause (iii) thereof. The remaining text of such risk factor will be restated as follows:

       Following our receipt of this report, we consulted with our Audit Committee and took remedial measures to address these deficiencies. In February 2005 we hired a full-time employee to whom we have assigned all of the day-to-day accounting responsibilities for the Company, including monitoring and maintaining the books and records on a daily basis. Such employee is supervised by and reports directly to the Chief Financial Officer. We have implemented a new reporting procedure under which such employee prepares monthly financial statements that are reviewed by the Chief Financial Officer. Following such review a monthly reporting package, containing the financial statements and all supporting documentation including account reconciliations, is prepared and kept on file.

       We have also engaged DMCT LLP, an independent firm of Chartered Accountants, to perform a three-phase internal control evaluation review. This review process was approved by the Audit Committee of the Board of Directors in June 2005 and is now underway. We anticipate a preliminary report from DMCT LLP by September 30, 2005, and at such time we will assess whether any additional corrective measures are needed with respect to our internal accounting controls.

       We believe that the deficiencies cited by our auditors have been addressed. Accounting policies and procedures are now formalized on a monthly basis, and monthly procedures are in place to close our books. We are in the process of documenting our procedures in this regard. The staff responsible for preparation of the financial statements are properly supervised, as our Chief Financial Officer directly oversees the relevant personnel and reviews their work product. Management believes there exist no significant issues or risks with respect to security practices over information technology matters. The Company uses standard accounting software for its monthly reporting package, and proper regular backup procedures are in place.

       As a result of these corrective actions, we do not expect that the deficiencies identified by our auditors will have any future material impact on our financial statements. If, however, we fail to continue to adequately staff our accounting and finance function and maintain adequate internal controls, we may not be able to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, and our business would accordingly face repercussions.

       4. Below is the text of the revised disclosure that the Company proposes to include in the prospectus regarding the nature of services provided in respect of the 800,000 Series B Warrants issued to certain selling shareholders:

       In June 2005 we issued 800,000 Series B Warrants to certain parties in consideration of ongoing services. Each such Series B Warrant entitles the holder to purchase one common share at an exercise price of $0.70 and terminates on December 31, 2006. Such warrants were issued in payment of advisory services provided by Corinthian Holdings LLC in connection with the Company's filing of the Registration Statement of which this prospectus is a part. Pursuant to the terms of its agreement with the Company, Corinthian Holdings has directed that a portion of the warrants issuable under the agreement be issued to certain individuals designated by Corinthian.

       5. In accordance with Interpretation 4S of the March 1999 Supplement to the July 1997 Manual of Publicly Available Telephone Interpretations, the "Selling Shareholders" section of the prospectus will be amended to identify through footnote disclosure the individuals who exercise voting control with respect to those selling shareholders that are non-public entities (i.e., OCRA Holding Corporation, VBS Partnership, Corinthian Holdings LLC and Ziegler & Ziegler Profit Sharing Plan).

       6. The Company has advised that its Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Additionally, the Company has confirmed that in preparing future periodic reports it will consider comment No. 6 of your July 27 comment letter regarding the requirement to state management's conclusions as to the effectiveness of disclosure controls and procedures.

       7. The Company has advised that during the period covered by its annual report on Form 20-F, there have not been any changes in its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. However the Company notes that during such period it implemented a number of improvements in its internal control reporting procedures including (i) hiring a Chief Financial Officer in July 2004, (ii) hiring a dedicated part-time employee to assist with financial statement preparation in September 2004 and (iii) audit committee review of issues relating to ongoing reporting requirements, which led to the hiring in February 2005 of a full-time employee responsible for monitoring the Company's books and records on a day-to-day basis.

       Additionally, the Company has confirmed that in preparing future periodic reports it will consider comment No. 7 of your July 27 comment letter regarding the requirement to disclose any changes to internal control over financial reporting.

       8. Micromem's Form 20-F/A filing of June 22, 2005 was made solely for the purpose of furnishing an inadvertently-omitted auditor's report from a prior fiscal year, together with the accompanying consent from the audit firm which had issued such report. No changes were made to the financial statements themselves. In the Division of Corporation Finance's "Frequently Asked Questions" guidance issued November 8, 2002 (revised November 14, 2002), the answer to Question 5 states that paragraph 3 of the Section 302 certifications (relating to financial information) may be omitted where there are no financial statements contained in an amendment. It is our understanding, based on prior verbal advice from the SEC Staff, that paragraph 3 may also be omitted where an amendment makes no changes to the financial statements.

        It is also our understanding, based on prior verbal advice from the SEC Staff, that in the context of an amendment to a previously-filed Form 20-F, the
Section 302 certifications may omit paragraphs 4 and 5 relating to disclosure controls and procedures and internal control over financial reporting. Such matters are addressed in the certifications included with the initial Form 20-F filing, and it is our understanding that they need not be restated as of the date of an amendment.

        9. The Company has confirmed that, in accordance with the requirements of Rule 302(b) of Regulation S-T, prior to filing each of its electronically-filed Reports on Form 6-K the Company obtained a manually executed signature page of the person whose name is indicated on the Form as a signatory, and the Company has retained copies of all such signature pages.

        Please do not hesitate to contact the undersigned at (212) 319-7600 to discuss any comments or questions you may have regarding the foregoing responses.


                                                        Very truly yours,



                                                        /s/ George E. Boychuk



cc:     Daniel Lee
        Division of Corporate Finance
        Securities and Exchange Commission

        Joseph Fuda
        Dan Amadori
        Micromem Technologies Inc.